www.excellonresources.com

EXCELLON ANNOUNCES Q3 2019 PRODUCTION RESULTS

Toronto, Ontario – October 23, 2019 – Excellon Resources Inc. (TSX:EXN, EXN.WT, OTC:EXLLF and FRA:E4X1) (“Excellon” or the “Company”) is pleased to announce third quarter 2019 production results from the Platosa Mine in Durango, Mexico.

Q3 2019 Production (compared to Q3 2018)

●	Silver equivalent (“AgEq”) production of 427,131 oz (Q3 2018 – 300,766 AgEq oz)

o	Silver production of 257,497 oz (Q3 2018 – 171,227 oz)
o	Lead production of 1.3 million lb (Q3 2018 – 0.8 million lb)
o	Zinc production of 1.7 million lb (Q3 2018 – 1.0 million lb)

“We are ahead of where we were after three quarters in 2018, despite lower base metal prices, but we continue to have further work to do at both Platosa and Miguel Auza,” stated Brendan Cahill, President and Chief Executive Officer. “Production did not meet our expectations in Q3 2019 due to lower than planned metal recoveries at our Miguel Auza processing facility and delayed processing of ore stockpiles and delivery of concentrate inventory at quarter-end relative to Q2 2019. The delay in ore processing and concentrate delivery will result in higher all-in sustaining costs during the quarter relatively to recent quarters. That said, production at Platosa continued at a good pace with ongoing efforts to reduce dilution proving successful. Our focus going forward is to continue improving production rates at Platosa while effectively implementing flow sheet upgrades at Miguel Auza to drive down costs.”

Production Results

	Q3 2019	Q3 2018	9-mos 2019	9-mos 2018
Tonnes Mined	18,167	10,974	56,967	40,905
Tonnes of ore processed	17,235	11,141	53,968	40,743
Tonnes of historical stockpile processed	-	6,765	1,450	18,921
Tonnes Milled	17,235	17,907	55,419	59,663
Ore grades
Silver (g/t)	512	416	520	461
Lead (%)	4.44	3.74	4.81	4.85
Zinc (%)	5.97	4.33	7.13	7.23
Historical stockpile grades
Silver (g/t)	-	151	123	166
Lead (%)	-	1.36	1.22	1.57
Zinc (%)	-	1.45	1.44	2.05
Blended head grades
Silver (g/t)	512	316	509	367
Lead (%)	4.44	2.84	4.72	3.81
Zinc (%)	5.97	3.24	6.98	5.59
Recoveries
Silver (%)	87.2	89.9	89.2	89.2
Lead (%)	77.7	74.2	78.9	78.8
Zinc (%)	76.5	78.2	78.1	81.3
Metal Production*
Silver (oz)	257,497	171,227	794,746	643,390
Lead (lb)	1,304,538	823,982	4,444,278	3,947,367
Zinc (lb)	1,654,175	1,005,767	6,363,203	6,069,780
AgEq (oz)**	427,131	300,766	1,532,330	1,420,050
Average Realized Prices
Silver ($)	17.65	14.51	15.78	15.74
Lead ($)	0.94	0.92	0.88	1.02
Zinc ($)	1.07	1.11	1.15	1.30

* Subject to adjustment following settlement with concentrate purchaser.

** AgEq ounces established using average realized metal prices during the period indicated applied to the recovered metal content of concentrates.

The Company expects to release third quarter financial results prior to market open on November 6, 2019.

Qualified Persons

Marcello Locatelli, P. Eng., Vice President Special Projects, has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information relating to production results contained in this press release.

About Excellon

Excellon’s 100%-owned Platosa Mine has been Mexico’s highest-grade silver mine since production commenced in 2005. The Company is focused on optimizing Platosa’s cost and production profile, discovering further high-grade silver and carbonate replacement deposit mineralization on the 21,000 hectare Platosa Project and epithermal silver mineralization on the 100%-owned 45,000 hectare Evolución Property, and capitalizing on current market conditions by acquiring undervalued projects in the Americas. The Company also holds an option on the 164 km2 Silver City Project in Saxony, Germany, a high-grade epithermal silver district with 750 years of mining history and no modern exploration.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & CEO or

Nisha Hasan, Vice President Investor Relations

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.